# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Pony AI Inc., CIK 0001969302
CUSIP: 732908108
Title of class of securities: Class A ordinary share, par value US$0.0005 per share
Address of issuer's principal executive offices: 1301 PEARL DEVELOPMENT BUILDING 1, MINGZHU 1ST ST, HENGLI TWN, NANSHA DIST, Guangzhou, China (F4), 511458
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001847582

## Reporting persons
- TMT General Partner Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 18,157,297; shared voting power 0; sole dispositive power 18,157,297; shared dispositive power 0; aggregate amount beneficially owned 18,157,297 (5.2% of the class)
  Comment: (1) For rows 5, 7 and 9: TMT General Partner Ltd. is the general partner of Morningside China TMT GP IV, L.P.. Morningside China TMT GP IV, L.P. is the general partner of Morningside China TMT Fund IV, L.P., Morningside China TMT Special Opportunity Fund II, L.P. and Morningside China TMT Fund IV Co-Investment, L.P.. Morningside China TMT Fund IV, L.P. is the record owner of 12,921,807 Class A Ordinary Shares; Morningside China TMT Special Opportunity Fund II, L.P. is the record owner of 3,584,826 Class A Ordinary Shares; and Morningside China TMT Fund IV Co-Investment, L.P. is the record owner of 1,650,664 Class A Ordinary Shares.
  
  (2) For row 11: The ownership percentage of the Reporting Person is calculated based on a total of 349,945,947 ordinary shares issued and outstanding on an as-converted basis immediately after the completion of the offering and the concurrent private placements, as reported in the registrant's prospectus on Form 424B4 filed with the Securities Exchange Commission on November 27th, 2024.
- Morningside China TMT GP IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 18,157,297; shared voting power 0; sole dispositive power 18,157,297; shared dispositive power 0; aggregate amount beneficially owned 18,157,297 (5.2% of the class)
  Comment: (1) For rows 5, 7 and 9: Morningside China TMT GP IV, L.P. is the general partner of Morningside China TMT Fund IV, L.P., Morningside China TMT Special Opportunity Fund II, L.P. and Morningside China TMT Fund IV Co-Investment, L.P.. Morningside China TMT Fund IV, L.P. is the record owner of 12,921,807 Class A Ordinary Shares; Morningside China TMT Special Opportunity Fund II, L.P. is the record owner of 3,584,826 Class A Ordinary Shares; and Morningside China TMT Fund IV Co-Investment, L.P. is the record owner of 1,650,664 Class A Ordinary Shares.
  
  (2) For row 11: The ownership percentage of the Reporting Person is calculated based on a total of 349,945,947 ordinary shares issued and outstanding on an as-converted basis immediately after the completion of the offering and the concurrent private placements, as reported in the registrant's prospectus on Form 424B4 filed with the Securities Exchange Commission on November 27th, 2024.
- Morningside China TMT Fund IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 12,921,807; shared voting power 0; sole dispositive power 12,921,807; shared dispositive power 0; aggregate amount beneficially owned 12,921,807 (3.7% of the class)
  Comment: (1) For rows 5, 7 and 9: Morningside China TMT Fund IV, L.P. directly holds 12,921,807 Class A Ordinary Shares.
  
  (2) For row 11: The ownership percentage of the Reporting Person is calculated based on a total of 349,945,947 ordinary shares issued and outstanding on an as-converted basis immediately after the completion of the offering and the concurrent private placements, as reported in the registrant's prospectus on Form 424B4 filed with the Securities Exchange Commission on November 27th, 2024.
- Morningside China TMT Special Opportunity Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 3,584,826; shared voting power 0; sole dispositive power 3,584,826; shared dispositive power 0; aggregate amount beneficially owned 3,584,826 (1% of the class)
  Comment: (1) For rows 5, 7 and 9: Morningside China TMT Special Opportunity Fund II, L.P. directly holds 3,584,826 Class A Ordinary Shares.
  
  (2) For row 11: The ownership percentage of the Reporting Person is calculated based on a total of 349,945,947 ordinary shares issued and outstanding on an as-converted basis immediately after the completion of the offering and the concurrent private placements, as reported in the registrant's prospectus on Form 424B4 filed with the Securities Exchange Commission on November 27th, 2024.
- Morningside China TMT Fund IV Co-Investment, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 1,650,664; shared voting power 0; sole dispositive power 1,650,664; shared dispositive power 0; aggregate amount beneficially owned 1,650,664 (0.5% of the class)
  Comment: (1) For rows 5, 7 and 9: Morningside China TMT Fund IV Co-Investment, L.P. directly holds 1,650,664 Class A Ordinary Shares.
  
  (2) For row 11: The ownership percentage of the Reporting Person is calculated based on a total of 349,945,947 ordinary shares issued and outstanding on an as-converted basis immediately after the completion of the offering and the concurrent private placements, as reported in the registrant's prospectus on Form 424B4 filed with the Securities Exchange Commission on November 27th, 2024.

## Item 1. Issuer
Name of issuer: Pony AI Inc.
Address of issuer's principal executive offices: 1301 PEARL DEVELOPMENT BUILDING 1, MINGZHU 1ST ST, HENGLI TWN, NANSHA DIST, Guangzhou, F4, 511458

## Item 2. Person Filing
Name of person filing:
Each of the followings is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

(1) TMT General Partner Ltd.
(2) Morningside China TMT GP IV, L.P.
(3) Morningside China TMT Fund IV, L.P.
(4) Morningside China TMT Special Opportunity Fund II, L.P.
(5) Morningside China TMT Fund IV Co-Investment, L.P.
Address of principal business office or, if none, residence: The business address of each of the Reporting Persons is c/o Suite 905-6, 9th Floor, ICBC Tower, Three Garden Road, Hong Kong.
Citizenship: Each of the Reporting Persons is organized under the laws of Cayman Islands.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Items 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.
Percent of class: The information required by Items 4(b) is set forth in Row 11 of the cover page for each Reporting Person and is incorporated herein by reference.
Sole power to vote or to direct the vote:
The information required by Items 4(c)(i) is set forth in Row 5 of the cover page for each Reporting Person and is incorporated herein by reference.

TMT General Partner Ltd. is the general partner of Morningside China TMT GP IV, L.P.. Morningside China TMT GP IV, L.P. is the general partner of Morningside China TMT Fund IV, L.P., Morningside China TMT Special Opportunity Fund II, L.P. and Morningside China TMT Fund IV Co-Investment, L.P.. Morningside China TMT Fund IV, L.P. is the record owner of 12,921,807 Class A Ordinary Shares; Morningside China TMT Special Opportunity Fund II, L.P. is the record owner of 3,584,826 Class A Ordinary Shares; and Morningside China TMT Fund IV Co-Investment, L.P. is the record owner of 1,650,664 Class A Ordinary Shares.

TMT General Partner Ltd. is controlled by its board consisting of three individuals, including Qin Liu, Jianming Shi and Gerald Lokchung Chan, who have the voting and dispositive powers over the shares held by Morningside China TMT Fund IV, L.P., Morningside China TMT Special Opportunity Fund II, L.P. and Morningside China TMT Fund IV Co-Investment, L.P..
Shared power to vote or to direct the vote: The information required by Items 4(c)(ii) is set forth in Row 6 of the cover page for each Reporting Person and is incorporated herein by reference.
Sole power to dispose or to direct the disposition:
The information required by Items 4(c)(iii) is set forth in Row 7 of the cover page for each Reporting Person and is incorporated herein by reference.

TMT General Partner Ltd. is the general partner of Morningside China TMT GP IV, L.P.. Morningside China TMT GP IV, L.P. is the general partner of Morningside China TMT Fund IV, L.P., Morningside China TMT Special Opportunity Fund II, L.P. and Morningside China TMT Fund IV Co-Investment, L.P.. Morningside China TMT Fund IV, L.P. is the record owner of 12,921,807 Class A Ordinary Shares; Morningside China TMT Special Opportunity Fund II, L.P. is the record owner of 3,584,826 Class A Ordinary Shares; and Morningside China TMT Fund IV Co-Investment, L.P. is the record owner of 1,650,664 Class A Ordinary Shares.

TMT General Partner Ltd. is controlled by its board consisting of three individuals, including Qin Liu, Jianming Shi and Gerald Lokchung Chan, who have the voting and dispositive powers over the shares held by Morningside China TMT Fund IV, L.P., Morningside China TMT Special Opportunity Fund II, L.P. and Morningside China TMT Fund IV Co-Investment, L.P..
Shared power to dispose or to direct the disposition: The information required by Items 4(c)(iv) is set forth in Row 8 of the cover page for each Reporting Person and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement, dated February 10, 2025, by and between the Reporting Persons.

## Signatures
- TMT General Partner Ltd.: /s/ LIU, Qin, LIU, Qin/Director (02/10/2025)
- Morningside China TMT GP IV, L.P.: /s/ LIU, Qin, TMT General Partner Ltd., as its general partner, LIU, Qin/Director (02/10/2025)
- Morningside China TMT Fund IV, L.P.: /s/ LIU, Qin, Morningside China TMT GP IV, L.P., as its general partner, TMT General Partner Ltd., as its general partner, LIU, Qin/Director (02/10/2025)
- Morningside China TMT Special Opportunity Fund II, L.P.: /s/ LIU, Qin, Morningside China TMT GP IV, L.P., as its general partner, TMT General Partner Ltd., as its general partner, LIU, Qin/Director (02/10/2025)
- Morningside China TMT Fund IV Co-Investment, L.P.: /s/ LIU, Qin, Morningside China TMT GP IV, L.P., as its general partner, TMT General Partner Ltd., as its general partner, LIU, Qin/Director (02/10/2025)